November 21, 2024

Jeffrey M. Thompson
Chief Executive Officer
Red Cat Holdings, Inc.
15 Ave. Munoz Rivera, Ste. 2200
San Juan, PR 00901

       Re: Red Cat Holdings, Inc.
           Registration Statement on Form S-3
           Filed November 14, 2024
           File No. 333-283242
Dear Jeffrey M. Thompson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Joe Laxague, Esq.